Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 9, 2018, with respect to the consolidated financial statements of Emera Incorporated, in this Annual Report (Form 40-F) for the year ended December 31, 2017.

Halifax, Canada	/s/ Ernst & Young LLP
March 29, 2018	Chartered Professional Accountants Licensed Public Accountants